UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S   R E L E A S E

April 3, 2006

Minefinders Announces Public Offering of Common Shares

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) announces that it has filed a preliminary short form prospectus with the securities regulatory authorities in the provinces of Canada other than Quebec in connection with a proposed public offering of up to 10 million common shares (the “Offering”).

The offering is being conducted by a syndicate of Canadian underwriters. The offering price per common share and the number of common shares to be issued will be determined prior to the filing of a final prospectus in connection with the Offering. The Offering will also be placed privately to accredited investors in the United States, and internationally, in accordance with appropriate private placement exemptions.

The Company has granted the underwriters an option exercisable for a period of 30 days following the closing of the Offering, to purchase up to an additional 10% of the common shares sold pursuant to the Offering. If the Offering and the option were fully placed, the Company would then have approximately 47.75 million shares outstanding.

The Company recently awarded BNP Paribas the sole mandate to arrange and underwrite a credit facility of up to US$100 million. The proceeds of the Offering, together with cash on hand and debt from the credit facility, will be used primarily for the construction, start-up, and operation of the Company’s proposed Dolores gold and silver mine in Mexico.

Company President, Mark Bailey commented: “Our recent bankable feasibility study has estimated the cost to build and commission the Dolores mine to be approximately $132 million. We have cash on hand of approximately US$28 million and BNP is currently completing its due diligence on the project, with a view to finalizing the credit facility in Q2 2006. This new equity offering should provide us with maximum financial flexibility in determining the debt/equity mix for the Dolores mine, having regard to the competing concerns of minimizing shareholder dilution and avoiding undue forward-selling commitments.”

In consideration for the service provided by the underwriters, the Company has agreed to pay the underwriters a fee equal to 5% of the gross proceeds of the Offering.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com or contact the Company by telephone at 1 866 687-6263 or by fax: at 1 604 687-6267.

The securities being offered have not and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons absent U.S. registration or an applicable exemption from the U.S. registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to purchase securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date April 3, 2006
By: Paul C. MacNeill Paul C. MacNeill, Director